Exhibit 1

14 May 2007

Dear Shareholder

By now you should have received the Sixth Supplementary Bidder’s Statement from CEMEX. It contains the latest update on CEMEX’s takeover offer for your Rinker Shares.

I thought it appropriate to point out the key features of CEMEX’s latest announcement and to emphasise a couple of the more important consequences for you.

CEMEX has announced that:

•                                          It will extend the Offer by three weeks so that it closes at 7.00pm (Sydney time)/5.00am (New York time) on 8 June 2007;

•                                          It will declare its Offer to be unconditional if CEMEX’s aggregate interest in Rinker Shares exceeds 50% on or before 8 June 20071; and

•                                          You may retain the A$0.25 final dividend announced by Rinker on 27 April 2007, and which is due to be paid on 3 July 2007.

Perpetual (which is Rinker’s largest shareholder) has announced that it intends to accept the Offer for all of its Rinker Shares.

The Offer price of US$15.85 for each of your Rinker Shares, or US$79.25 for each of your Rinker ADRs (each Rinker ADR represents five Rinker Shares) is CEMEX’s best and final offer, in the absence of a superior proposal.

Whilst the Directors recommend that you accept this offer in the absence of a superior proposal, it is up to each individual shareholder to determine what is best for them having regard to their individual circumstances and having taken professional advice if they consider it appropriate.

Consistent with this recommendation, Rinker Directors intend to accept the CEMEX offer for their own shares, in the absence of a superior proposal.

I encourage you to read the Original and Supplementary Bidder’s Statements received from CEMEX, together with Rinker’s Target’s Statement and First Supplementary Target’s Statement, before making your decision.

Rinker Group Limited     ABN 53003433118

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067 PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6600 Facsimile (02) 9412 6666

There are two points that I would like to emphasise:

•                                          Acceptance of the CEMEX Offer will have tax consequences2. These consequences are explained in section 4 of our original Target’s Statement and section 1.5 of our First Supplementary Target’s Statement. In particular, for Rinker Shareholders who accept the CEMEX Offer, the Capital Gains Tax (CGT) Event for the disposal of the Rinker Shares should occur on the day you accept the offer, regardless of when you are paid for your shares.

•                                          CEMEX has announced that it will waive its 90% acceptance condition if it and its associates obtain a relevant interest in at least 50% of Rinker Shares by 8 June 2007. It is therefore possible that the Offer may close when CEMEX has a relevant interest below 90% and minority shareholders remain in Rinker.

Details of the potential consequences of this for shareholders who do not accept the CEMEX Offer and who do not sell their shares on market (thus becoming minority shareholders) are contained in Section 5.9 of Rinker’s original Target’s Statement and Section 1.5 (c) of Rinker’s First Supplementary Target’s Statement.

CEMEX’s original Bidder’s Statement, together with its Fifth and Sixth Supplementary Bidder’s Statements contain details of its intentions on Rinker becoming a controlled (but not wholly owned) subsidiary of CEMEX.

You should consider the matters raised in these sections in deciding whether to accept the CEMEX Offer.

Briefly, these matters include the possibility that Rinker’s share price may fall after the Offer ends, that fewer Rinker shares may be traded on ASX or NYSE, that Rinker may be delisted from ASX and/or NYSE, and that Rinker’s dividend policy may change. CEMEX will also be in a position to control the composition of Rinker’s board and senior management.

If you have any questions, please call the official Rinker Shareholder Information Line3 on 1800 285 948 (toll-free in Australia), +612 9207 3855 (outside Australia) or 1866 454 3170 (toll-free in the US).

Yours sincerely

John Morschel

Chairman

1                     That declaration will not be made before 18 May 2007.

2                     The tax implications of accepting CEMEX’s Offer are complex. Rinker Shareholders should seek independent professional advice regarding the taxation consequences of disposing of Rinker Shares in light of their own particular circumstances.

3                     As required by the Corporations Act, calls to the Shareholders Information Line will be tape recorded and such recordings will be indexed and stored.